Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the three month period ended March 31, 2008 of Precision Drilling Trust (the "Trust" or "Precision") prepared as at April 22, 2008 focuses on the unaudited Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with Precision’s 2007 Annual Report, Annual Information Form, the unaudited March 31, 2008 Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 14 of this report.

SELECT FINANCIAL AND OPERATING INFORMATION

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per diluted unit amounts)	2008	2007	% Change

Revenue	$342,689	$410,542	(17)
Operating earnings(1)	124,238	178,179	(30)
Net earnings	106,266	158,067	(33)
Cash provided by operations	57,307	156,298	(63)
Net capital spending	22,165	54,574	(59)
Distributions declared	49,046	71,682	(32)
Per diluted unit information:
Net earnings	0.84	1.26	(33)
Distributions declared	$0.39	$0.57	(32)

Contract Drilling Rig Fleet	246	246	-
Operating days (spud to release):
Canada	10,504	11,785	(11)
United States	1,016	147	591
International	70	-	n/m
Completion and Production Service Rig Fleet	223	237	(6)
Operating hours in Canada	111,995	132,411	(15)

(1) Non-GAAP measure. See page 13.
n/m - calculation not meaningful

FINANCIAL POSITION AND RATIOS

	March 31,	December 31,	March 31,
(Stated in thousands of Canadian dollars, except ratios)	2008	2007	2007
Working capital	$241,229	$140,374	$243,481
Working capital ratio	2.8	2.1	2.5
Long-term debt	$213,507	$119,826	$147,690
Total assets	$1,919,945	$1,763,477	$1,825,998
Long-term debt to long-term debt plus equity ratio	0.13	0.08	0.10

P R E C I S I O N   D R I L L I N G   T R U S T  1

OVERVIEW

Precision Drilling Trust reported net earnings of $106 million or $0.84 per diluted unit for the quarter ended March 31, 2008, a decrease of $52 million or 33% compared to $158 million or $1.26 per diluted unit in the first quarter of 2007. The decrease in net earnings was due to lower industry demand and pricing for both operating segments in Canada and was partially mitigated by new market growth. During the quarter, geographical diversification outside Canada strengthened as drilling rig operating days grew by 33% over the fourth quarter of 2007 with 14 rigs positioned in the United States and one rig in Latin America to exit the quarter.

Revenue in the first quarter was 17% lower than the prior year period at $343 million decreasing 14% in the Contract Drilling Services segment and 21% in the Completion and Production Services segment.

To begin the first quarter of 2008, the oilfield service sector in Canada braced for low natural gas drilling levels. Customer demand in western Canada commenced the year with the 2007 carry over impact of low natural gas commodity prices, a weak U.S. dollar and the negative economic impact from Alberta's royalty review slated for implementation in 2009. Certain of these factors began to impact the Canadian market in 2006 and led to declining equipment activity and customer pricing for the past six quarters.

To exit the quarter however, underlying fundamentals have improved. The Canadian dollar has shown stability at close to parity with the U.S. dollar, natural gas prices have strengthened significantly and Alberta has announced plans to deal with certain unintended consequences from the royalty review. In March 2008, for the first time in the past 19 months, Precision's monthly drilling rig activity in Canada matched prior year levels.

Precision continued to focus on customer service and earnings margins. In the quarter the operating earnings margin was 36% compared to 43% for the same period in 2007. Margins were supported by Precision's highly variable operating cost structure and industry labour constraints that kept industry supply closer to demand.

Precision is focused on geographic diversification of its high-performance, high-value service offering. Expansion of operations into the United States land drilling market provided growth in the earnings base and utilization rates. Precision recorded 1,016 operating days in the United States which represented a seven-fold increase over the first quarter of 2007 and 198 more operating days than the fourth quarter of 2007. Precision's United States based rigs are all working under term contracts and had a combined utilization rate including move days near 100%. Drilling activity in the United States is not subject to seasonal fluctuations to the same extent experienced in Canada. Precision continues to look for accretive opportunities in the United States and expects to move up to eight rigs from Canada to this market during the second quarter of 2008.

International operations for Precision began in the quarter with a drilling rig in Latin America spudding its first well and realizing 70 operating days. Precision continues to evaluate global opportunities in select regions not restricted by non-compete obligations.

In the Western Canada Sedimentary Basin ("WCSB"), Precision experienced lower equipment utilization, on a seasonally adjusted basis, due to reduced customer drilling programs as budgets were completed by producers in the fourth quarter of 2007 amid modest natural gas fundamentals and general uncertainty around Alberta's changing royalty structure. For the quarter Precision's drilling rig utilization in Canada was 50% and well servicing rig utilization was 55% compared to 54% and 62% in the equivalent quarter of 2007.

2  M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

Average customer pricing for Precision's services in Canada was down 11% for drilling rigs and 8% for service rigs from the first quarter of 2007. The pricing declines were due to a more competitive bidding environment with reduced activity and greater equipment availability, while pricing in the first quarter of 2007 was a continuation of the robust activity and record profitability of 2006. While rates are down from the prior year, relative to the fourth quarter of 2007 the average operating day rate for drilling rigs remained consistent while the average rate per well servicing hour increased 7% due to higher winterization revenue.

Average customer pricing for Precision in the United States held up well. An active rig count and an increasing trend toward directional and horizontal drilling programs created strong demand for high-performing, versatile drilling rigs.

Precision initially estimated 2008 capital spending to be $370 million but now forecasts to spend $330 million with $70 million for upgrade capital and $260 million for expansion capital. The remaining $40 million relates to additional expansion capital expected to be carried forward to 2009 for a total estimated expansion capital carry forward of $90 million. New drilling rigs are expected to be contracted with customers before completion. Up to five rigs from the 2008 program are expected to be completed in 2008 with the remaining rigs to be completed in 2009.

In aggregate there are 22 new rigs under construction including three carried forward from the 2007 program. These three rigs are contracted with customers and are expected to be commissioned during the second and third quarters of 2008 for work in Canada's oil sands region. The 2008 expansion program is primarily targeted for 19 high performance drilling rigs for the North American market. The first three rigs in this program have been contracted for a drilling program in the Rocky Mountain region of the United States.

P R E C I S I O N   D R I L L I N G   T R U S T  3

Financial summary for the three months ended March 31, 2008:

■	Precision maintained a strong financial position with working capital of $241 million, long-term debt of $214 million and a long-term debt to long-term debt plus equity ratio of 0.13.

■
Revenue was $343 million, a decrease of $68 million or 17% from the prior year quarter due to lower activity levels in Precision's Canadian operations and lower customer pricing for most of Precision's services partially offset by growth in the United States.

■
General and administrative costs were $19 million, an increase of $5 million from the prior year due primarily to differences associated with incentive compensation plan costs, professional fees and reorganization costs.

■
Operating earnings were $124 million, a decrease of $54 million or 30% from the first quarter in 2007. Operating earnings were 36% of revenue, compared to 43% in 2007. Operating earnings margins were negatively impacted by declines in customer pricing for most Canadian divisions.

■
During the quarter Precision paid $55 million to a provincial taxing authority, due to the reassessment of income taxes relating to tax filing positions taken in prior periods. The reassessment has been recorded as a long-term receivable. The income tax related portion of the reassessments is $36 million and was included in the $300 million tax contingent liability note disclosed in the December 31, 2007 financial statements. Precision is in the process of challenging these reassessments.

Operational summary for the three months ended March 31, 2008:

■
Capital expenditures for the purchase of property, plant and equipment were $23 million in the first quarter, a decrease of $32 million over the same period in 2007. Capital spending for the first quarter of 2008 included $20 million on expansionary capital initiatives and $3 million on the upgrade of existing assets.

■
A new Super Triple drilling rig from the 2007 build program and an existing rig from the Canadian fleet were deployed to the United States. At the end of the quarter, Precision had 14 drilling rigs in the United States an increase of two from December 31, 2007 with arrangements in place for the fifteenth rig to commence mobilization from Canada during April.

The winter drilling season of 2008 was characterized by low utilization for Precision and the industry as the drilling rig count and other well site equipment infrastructure is capable of servicing significantly higher well activity. At the end of the quarter there were 893 drilling rigs registered with the Canadian Association of Oilwell Drilling Contractors ("CAODC") and, accordingly, Precision will continue to reposition assets to meet customer opportunities in the United States.

The first quarter 2008 increase in natural gas commodity prices raised expectations for higher natural gas drilling which continued to represent about 70% of land drilling in Canada and the United States. AECO natural gas spot prices averaged $7.90 per MMBtu in the first quarter of 2008, an increase of 7% over the first quarter 2007 average of $7.38 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$8.61 per MMBtu in the first quarter of 2008 an increase of 20% over the first quarter 2007 average of US$7.15 per MMBtu. West Texas Intermediate crude oil averaged US$97.79 per barrel during the quarter compared to US$58.18 per barrel in the same period in 2007. The one-year forward price for North American natural gas improved, trading in a range of about $7.00 to $10.50 on Canadian and U.S. exchanges in the first quarter of 2008, compared to a range of about $7.00 to $9.00 in the same quarter of 2007.

4  M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

OUTLOOK

For Precision in Canada, the second half of 2008 carries opportunity for seasonally adjusted higher drilling and service levels. With natural gas inventories starting the heating season at record highs, early 2008 sentiment was bearish, however, a cold winter in North America reduced natural gas storage levels to exit the quarter near the five-year average. This propelled natural gas prices in the spot and forward markets. Stronger than expected natural gas prices in 2008 should positively impact customer cash flows and provide incentive to drill and service oil and natural gas wells. Further, the Alberta government announced its plan to address unintended consequences of the proposed January 1, 2009 royalty structure by offering certain deep drilling incentives.

The well license trends in Canada are marginally lower year-over-year and Precision continues to expect that the second quarter of 2008 will be challenging. Spring work generally results in pricing pressure in Canada as the lack of activity during road ban periods substantially reduces activity levels, however, the improvement in commodity prices is expected to alleviate some of this downward pricing pressure.

With United States natural gas storage near the five-year average and uncertainty over liquefied natural gas imports, economic fundamentals for drilling in 2008 have improved and may result in higher demand for natural gas drilling in the late third or fourth quarter. Canada exports over half its natural gas production to the United States and Precision's oilfield service businesses are highly dependent on associated customer economics.

Many of the outlook indicators for 2008 have turned positive for the WCSB as the winter drilling season finished on a solid footing. However, a sustained period of higher natural gas prices is required to instill producer confidence to meaningfully increase drilling activity and current forward strip pricing is supportive of these prices. We expect many customers to revisit their drilling programs in the coming months and adjust their 2008 budgets with an upward bias.

Precision is geographically diversifying to the United States and international markets by leveraging its Canadian reputation for high performance, high value onshore drilling services for oil and natural gas exploration and development. Precision's diversification strategy is focused on value-based high performance services where customers recognize and reward superior performance where Precision has a competitive advantage. This presents Precision with significant opportunity to displace low performing rigs, especially in technically demanding unconventional drilling applications. A greater proportion of wells drilled in North America are seeking unconventional oil and natural gas reserves and due to the complexity of these programs high performance drilling rigs and services are required. The delineation between underperforming rigs and high performing, highly mobile, well designed rigs with exceptional crews continues to emerge.

Precision remains focused on United States expansion and the August 31, 2008 expiry of non-compete provisions creates international diversification opportunities. Precision's growth strategy lies within its organic new rig construction program and its competitive strength in terms of people, systems and equipment. As a drilling contractor operating one of the world's largest fleets in one basin, Precision has a unique business model. A suite of complimentary well site businesses, integrated system support and employee depth provides Precision with a solid foundation to consider acquisitions and oilfield service sector consolidation.

P R E C I S I O N   D R I L L I N G   T R U S T   5

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended March 31,
(stated in thousands of Canadian dollars)	2008	2007	% Change

Revenue:
Contract Drilling Services	$242,365	$280,895	(13.7)
Completion and Production Services	104,720	133,206	(21.4)
Inter-segment eliminations	(4,396)	(3,559)	(23.5)
	$342,689	$410,542	(16.5)

Operating earnings:(1)
Contract Drilling Services	$100,881	$132,735	(24.0)
Completion and Production Services	33,865	51,815	(34.6)
Corporate and other	(10,508)	(6,371)	(64.9)
	$124,238	$178,179	(30.3)

(1) Non-GAAP measure. See page 13.

	Three months ended March 31,
(stated in thousands of Canadian dollars, except where indicated)	2008	2007	% Change

Revenue	$242,365	$280,895	(13.7)
Expenses:
Operating	121,305	129,488	(6.3)
General and administrative	5,845	6,157	(5.1)
Depreciation	15,168	12,610	20.3
Foreign exchange	(834)	(95)	777.9
Operating earnings(1)	$100,881	$132,735	(24.0)

Operating earnings as a percentage of revenue	41.6%	47.3%
Drilling rig revenue per operating day in Canada	$18,589	$20,894	(11.0)

(1) Non-GAAP measure. See page 13.

6  M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

		Three months ended March 31,
Drilling statistics:(1)	2008		2007
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	231	893	244	865
Drilling rig operating days (spud to release)	10,504	45,336	11,785	45,406
Drilling rig operating day utilization	50%	56%	54%	59%
Number of wells drilled	1,450	5,126	1,728	5,961
Average days per well	7.2	8.8	6.8	7.6
Number of metres drilled (000s)	1,946	6,790	2,141	7,385
Average metres per well	1,342	1,325	1,239	1,239
Average metres per day	185	150	182	163

(1)  Canadian operations only.
(2)  CAODC and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

In the Contract Drilling Services segment revenue for the first quarter decreased by 14% to $242 million while operating earnings decreased by 24% to $101 million compared to the same period in 2007. Activity in the WCSB was impacted by lower customer demand due to the continued uncertainty over natural gas prices when drilling programs were established in the fourth quarter of 2007. Despite lower activity, industry labour remained in tight supply and challenged all contractors as demand for rigs late in the quarter increased with improved commodity pricing. Lower revenue in Canada was partially offset by a six-fold increase in revenue from Precision's United States based business.

Average drilling operating day rates for Precision in Canada declined 11% to $18,589 as lower activity and high industry rig capacity resulted in a competitive pricing market. The operating day rates in the comparative first quarter of 2007 were strong as rates carried forward from robust demand in 2006.

Drilling rig operating days, spud to rig release, in Canada during the first quarter of 2008 were 10,504 a decrease of 11% compared to 11,785 in 2007. Drilling rig activity for Precision in the United States was 591% higher than the same quarter of 2007 as the average number of rigs operating during the first quarter of 2008 was 13 compared to two in the prior year quarter. During the quarter Precision commenced international operations in Latin America with one rig and realized a total of 70 operating days.

Precision's camp and catering division experienced an activity decrease of 18% over the prior year first quarter, however, a greater number of days were realized from larger base camp activity.

Operating expenses were 50% of revenue for the quarter compared to 46% for the prior year quarter. The increase was due to lower revenue per operating day in all of Precision's Canadian divisions without a corresponding drop in costs and lower equipment utilization increased daily operating day costs associated with fixed cost overhead. On a per day basis, operating costs for the drilling rig division in Canada were 2% lower than the prior year quarter.

Depreciation in the Contract Drilling Services segment increased from the prior year due to a higher cost base for working rigs and activity growth in the United States that was partially offset by lower equipment utilization in Canada.

P R E C I S I O N   D R I L L I N G   T R U S T   7

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where indicated)	2008	2007	% Change

Revenue	$104,720	$133,206	(21.4)
Expenses:
Operating	59,281	68,227	(13.1)
General and administrative	3,300	3,185	3.6
Depreciation	8,276	9,983	(17.1)
Foreign exchange	(2)	(4)	(50.0)
Operating earnings(1)	$33,865	$51,815	(34.6)

Operating earnings as a percentage of revenue	32.3%	38.9%

	Three months ended March 31,
Well servicing statistics:	2008	2007	% Change

Number of service rigs (end of period)	223	237	(5.9)
Service rig operating hours	111,995	132,411	(15.4)
Service rig operating hour utilization	55%	62%
Service rig revenue per operating hour	$743	$807	(7.9)
(1) Non-GAAP measure. See page 13.

In the Completion and Production Services segment revenue for the first quarter decreased by 21% from 2007 to $105 million while operating earnings declined by 35% to $34 million. The decrease in revenue is attributed to the decline in industry activity due to general uncertainty in the economics of natural gas drilling offset partially by increased oil related work.

Service rig activity declined 15% from the prior year period, with the service rig fleet generating 111,995 operating hours in the first quarter of 2008 compared with 132,411 hours in 2007 for utilization of 55% and 62%, respectively. The reduction was a result of lower service rig demand due to decreased drilling activity and spending on production maintenance of existing wells. New well completions accounted for 36% of service rig operating hours in the first quarter compared to 39% in the same quarter in 2007. There were 4,990 well completions in Canada in the first quarter, a 25% decline from 6,632 wells in the same quarter in 2007.

Average service revenue per operating hour decreased over the prior year as reduced demand resulted in a more competitive pricing environment.

8  M A N A G E M E N T ’ S   D I S C U S S I O N   A N D  A N A L Y S I S

Higher variable operating expenses, fixed costs spread over a lower activity base and lower revenue rates led to an increase in operating expenses as a percent of revenue from 51% in the first quarter of 2007 to 57% for the same period in 2008. On a per operating hour basis, costs for the service rig division remained unchanged from the same quarter in 2007.

Depreciation in the Completion and Production Services segment in the first quarter of 2008 was 17% lower than the prior year period due to lower equipment utilization.

SEGMENT REVIEW OF CORPORATE AND OTHER

Corporate and other expenses increased by 65% to $11 million in the first quarter of 2008 compared to $6 million in the same period of 2007. The increase was primarily due to the difference in employee incentive compensation expense, increased professional fees and reorganization costs.

OTHER ITEMS

Net interest expense of $2 million for the first quarter of 2008 was in line with the prior year.

The Trust’s effective tax rate on earnings before income taxes for the first three months of 2008 was 13% before enacted income tax rate reductions compared to 10% for the same period in 2007. Compared to a corporate tax rate, the low effective tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders.

LIQUIDITY AND CAPITAL RESOURCES

Precision's liquidity and solvency position remained strong as working capital exceeded long-term debt by $28 million as at March 31, 2008 compared to $21 million as at December 31, 2007. The financial position was sustained despite a decrease in activity as a significant percentage of operating costs are variable in nature and Precision curtailed spending and distributions in line with financial performance.

During the first quarter of 2008 Precision generated cash from continuing operations of $57 million and increased its borrowing position by $90 million. The cash was used to purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $23 million, make cash distributions to unitholders of $69 million and pay assessed income taxes and interest of $55 million.

The first three months of 2008 were further highlighted by the following financial developments:

■	The Trust declared monthly distributions to unitholders of $0.13 per unit for aggregate distributions declared of $49 million or $0.39 per unit.

■	Long-term debt increased by $94 million from December 31, 2007 to $214 million for a long-term debt to long- term debt plus equity ratio of 0.13.

■
Working capital increased by $101 million during the first quarter to $241 million as Precision realized higher activity and corresponding revenue in the current quarter compared to the fourth quarter of 2007.

P R E C I S I O N   D R I L L I N G   T R U S T   9

DISTRIBUTIONS

Upon conversion to an income trust effective November 7, 2005 the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units ("unitholders"). Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust. Distributions, including special distributions, may be declared in cash or "in-kind" or a combination of both and reduced, increased or suspended entirely depending on the operations of Precision, the performance of its assets, or legislative changes in tax laws. The actual cash flow available for distribution to unitholders is a function of numerous factors, including the Trust’s: financial performance; debt covenants and obligations; working capital requirements; upgrade and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of units outstanding.

In June 2007 the Government of Canada's Bill C-52 Budget Implementation Act 2007 was enacted and included legislative provisions that impose a tax on certain distributions from publicly traded specified investment flow-through ("SIFT") trusts at a rate equal to the applicable federal corporate tax rate plus a provincial SIFT tax factor. After the enactment of federal tax rate reductions in December 2007, the combined SIFT tax will be 29.5% in 2011, reducing to 28% in 2012. Precision will be a SIFT trust on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines announced by the federal Department of Finance on December 15, 2006.

Key factors for consideration in determining actual cash flow available for distribution, in an historical context, are disclosed within the consolidated statements of cash flow. In calculating distributable cash Precision makes the following adjustments to cash provided by continuing operations:

■	Deducts the purchase of property, plant and equipment for upgrade capital as the minimum reinvestment required to maintain current operating capacity;

■	Deducts the purchase of property, plant and equipment for expansion initiatives to grow capacity;

■	Adds the proceeds on the sale of property, plant and equipment capital which are incidental transactions occurring within the normal course of operations; and

■	Deducts long-term incentive plan changes as an unfunded liability resulting from the operating activities in the current period with payments beginning March 2009.

A	quarterly two-year reconciliation of distributable cash from continuing operations follows:

(Stated in thousands of Canadian dollars, except per diluted unit amounts)		2007		2008
Quarters ended	June 30	September 30	December 31	March 31

Cash provided by continuing operations	$229,073	$20,270	$78,474	$57,307
Deduct:
Purchase of property, plant and equipment for
upgrade capital	(8,602)	(10,544)	(9,241)	(2,814)
Purchase of property plant and equipment for
expansion initiatives	(44,238)	(30,382)	(28,264)	(20,654)
Add:
Proceeds on the sale of property, plant and
equipment	2,130	1,273	1,236	1,303
Standardized distributable cash(1)	178,363	(19,383)	42,205	35,142
Unfunded long-term incentive plan compensation	4,167	3,685	(1,817)	469
Distributable cash from continuing operations(1)	$182,530	$(15,698)	$40,388	$35,611
Cash distributions declared	$56,591	$49,046	$69,166	$49,046
Per diluted unit information:
Cash distributions declared	$0.45	$0.39	$0.55	$0.39
Standardized distributable cash(1)	$1.42	$(0.15)	$0.33	$0.28
Distributable cash from continuing operations(1)	$1.45	$(0.12)	$0.32	$0.28

10  M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

		2006		2007
Quarters ended	June 30	September 30	December 31	March 31
Cash provided by continuing operations	$339,619	$74,952	$154,233	$156,298
Deduct:
Purchase of property, plant and equipment for
upgrade capital	(25,049)	(24,503)	(26,122)	(17,583)
Purchase of property plant and equipment for
expansion initiatives	(36,238)	(55,876)	(46,211)	(38,119)
Add:
Proceeds on the sale of property, plant and
equipment	13,180	4,251	3,742	1,128
Standardized distributable cash(1)	291,512	(1,176)	85,642	101,724
Unfunded long-term incentive plan compensation	(4,442)	(5,262)	(10,192)	2,461
Distributable cash from continuing operations(1)	$287,070	$(6,438)	$75,450	$104,185
Cash distributions declared	$111,681	$116,785	$116,912	$71,682
Per diluted unit information:
Cash distributions declared	$0.89	$0.93	$0.93	$0.57
Standardized distributable cash(1)	$2.32	$(0.01)	$0.68	$0.81
Distributable cash from continuing operations(1)	$2.29	$(0.05)	$0.60	$0.83

(1) Non-GAAP measure. See page 13.

The quarterly distributable cash calculation over the past two years demonstrates the wide variances from quarter to quarter and highlights the need to consider seasonal and economic conditions for cumulative quarters to assess performance and the reasonableness of distributions.

For the quarter ended March 31, 2008 cash provided by operations was $57 million, a decrease of $99 million from the 2007 first quarter. The decrease was due primarily to the reduction in operating earnings in the current quarter compared to the prior year and a lower cash realization of non-cash working capital balances of $46 million.

The Canadian drilling industry is subject to seasonality with activity and earnings peaking during the winter months in the fourth and first quarters. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans can restrict activity at any time but are most typical for spring break-up during the second quarter before equipment is able to move for summer drilling programs.

As a result, in combination with economic cycles, Precision’s operating and financial results can vary significantly by quarter. Working capital is typically at its highest level at the end of the first quarter when accounts receivable increases from winter activity and tends to be at its lowest during the second quarter. The change in the non-cash working capital balance has a direct impact on cash provided by operations.

	Three months ended	Three months ended	Year ended
	March 31,	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2008	2007	2007
Cash provided by continuing operations (A)	$57,307	$156,298	$484,115
Net earnings (B)	$106,266	$158,067	$345,776
Distributions declared (C)	$49,046	$71,682	$276,667

Excess of cash provided by continuing operations
over distributions declared (A-C)	$8,261	$84,616	$207,448

Excess of net earnings from operating activities
over distributions declared (B-C)	$57,220	$86,385	$69,109

P R E C I S I O N   D R I L L I N G   T R U S T   11

The Trust maintained a strong financial position and had sufficient debt facilities to manage short-term funding needs as well as planned equipment additions. Part of the debt management strategy involves retaining sufficient funds from available distributable cash to finance upgrade capital expenditures as well as working capital needs. Planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations.

Periodically, Precision enters into cash generating transactions that are outside the normal course of operations and, while such transactions increase the cash available for distribution, Precision does not rely on these sources of cash for distributions.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per diluted unit amounts)		2007		2008

Quarters ended	June 30	September 30	December 31	March 31

Revenue	$122,005	$227,928	$248,726	$342,689
Operating earnings(1)	27,074	73,402	77,696	124,238
Earnings from continuing operations	25,722	69,702	89,329	106,266
Per diluted unit	0.20	0.55	0.71	0.84
Net earnings	25,722	72,658	89,329	106,266
Per diluted unit	0.20	0.58	0.71	0.84
Cash provided by continuing operations	229,073	20,270	78,474	57,307
Distributions declared	$56,591	$49,046	$99,348	$49,046

		2006		2007
Quarters ended	June 30	September 30	December 31	March 31

Revenue	$223,569	$349,558	$328,049	$410,542
Operating earnings(1)	74,543	142,431	132,396	178,179
Earnings from continuing operations	88,303	133,552	126,474	158,067
Per diluted unit	0.70	1.06	1.01	1.26
Net earnings	88,303	139,667	127,436	158,067
Per diluted unit	0.70	1.11	1.01	1.26
Cash provided by continuing operations	339,619	74,952	154,233	156,298
Distributions declared	$111,681	$116,785	$141,435	$71,682
(1) Non-GAAP measure. See page 13.

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NON-GAAP MEASURES AND RECONCILIATIONS

Precision uses both Generally Accepted Accounting Principles ("GAAP") and non-GAAP measures to assess performance and believes the non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance:

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Operating Earnings: Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings and (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed.

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Standardized Distributable Cash, Distributable Cash from Continuing Operations, Standardized Distributable Cash per Diluted Unit and Distributable Cash from Continuing Operations per Diluted Unit: Management believes that in addition to cash provided by continuing operations, standardized distributable cash and distributable cash from continuing operations are useful supplemental measures. They provide an indication of the funds available for distribution to unitholders after consideration of the impacts of capital expenditures and long-term unfunded contractual operational obligations.

Precision’s method of calculating these non-GAAP measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008 the Trust adopted new Canadian accounting standards relating to inventories (Section 3031) and capital disclosures (Section 1535). Section 3031 requires inventories to be measured at the lower of cost or net realizable value and the reversal of previously recorded write downs to realizable value when the circumstances that caused the write down no longer exist. This new standard did not have a material impact on the Trust's financial statements for the period ended March 31, 2008. Section 1535 requires the Trust to provide additional quantitative and qualitative information regarding its objectives, policies and processes for managing its capital.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, to allow timely decisions regarding required disclosure.

As of March 31, 2008 an evaluation was carried out, under the supervision of and with the participation of management, including the principal executive officer and principal financial and accounting officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the principal executive officer and principal financial and accounting officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at March 31, 2008.

During the quarter ended March 31, 2008 there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements related to Precision’s capital expenditures, projected asset growth, view and outlook toward future commodity prices, cyclical industry fundamentals, pricing competition, future natural gas supply growth and storage levels, drilling activity in Canada and the United States, expansion in the United States, international market opportunities and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively "forward-looking information and statements").

In particular, forward-looking information and statements include: new drilling rigs are expected to be contracted with customers before completion; stronger than expected natural gas prices in 2008 should positively impact customer cash flows and provide incentive to drill and service oil and natural gas wells; expecting to move up to eight rigs from Canada in the second quarter of 2008; estimates that $330 million of the total capital will be incurred in 2008 with $90 million carried forward to 2009; three rigs contracted with customers are expected to be commissioned during the second and third quarters of 2008; as many as five rigs from the 2008 program are expected to be completed in 2008 with the remaining rigs to be completed in 2009; continued repositioning of Canadian assets with customer opportunities in the United States; opportunity in the second half of 2008 for higher drilling and service levels; continued challenging operating environment in Canada as well license trends are marginally lower year-over-year; improvement in commodity prices is expected to alleviate downward pricing pressure; sustained period of higher prices required to instill enough producer confidence to increase drilling activity; expecting customers to revisit their drilling programs in the second half and adjust their 2008 budgets with an upward bias; expiry of non-compete provisions creates international diversification opportunities; planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations, all of which are stated under the headings "Overview" and "Outlook" of this report.

These statements include, but are not limited to, statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision’s services. These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

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